Shareholder Meeting Results (unaudited)'
The Annual Meeting of Shareholders of Hawaiian Tax-Free Trust (the 'Trust')
 was held on September 29, 2016. The holders of shares representing 76% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

				Dollar Amount of Votes:

	Trustee				For			Withheld

Diana P. Herrmann		$591,158,181.694	$11,738,180.277
Richard L. Humphreys		$589,446,559.913	$13,449,802.059
Bert A. Kobayashi, Jr.		$589,814,126.408	$13,082,235.564
Glenn P. O'Flaherty		$589,155,891.815	$13,740,470.156
Russell K. Okata		$584,414,224.133	$18,482,137.839


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.


				Dollar Amount of  Votes:

	For			Against			Abstain

	$588,758,924.626	$1,305,262.969		$12,832,127.363